Mail Stop 0308

March 4, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. John J. Sherman
President, Chief Executive Officer
Inergy Holdings, LLC
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112


			Re:	Inergy Holdings, LLC
				Registration Statement on Form S-1
				File No. 333-122466
      Filed February 2, 2005


Dear Mr. Sherman:

	We have reviewed your filing and have the following comments.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      *	*	*	*	*	*	*	*	*	*	*
      Form S-1

General
1. We note that a key feature of this offering is your intention to pay distributions based upon cash you receive, subject to adjustments, from Inergy. In particular, you will disclose your expected per share initial quarterly distribution rate, although the actual amount currently is blank. In addition to the existing cash distribution policy section, please revise to add a section discussing cash available for distribution. This section should convey your pro forma available cash from operating surplus for the most recent fiscal year and interim periods, including all relevant adjustments. This section also should convey your estimated available cash from operating surplus for the next four quarters, including all material assumptions. Further, as an appendix to the registration statement, please add a table specifically setting forth your pro forma available cash from operating surplus for the most recent fiscal year and interim periods. Please be aware that we likely will have comments based upon your revised disclosure.
2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
3. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Prospectus Cover Page
4. Please delete the phrase "rapidly growing" from here and the proposed artwork. Those adjectives are not appropriate for cover page disclosure. We note in this regard that your growth appears to be primarily the result of acquisitions.
Forward-Looking Statements, page iv
5. Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor sections.

Prospectus Summary
6. We remind you that the summary should provide a brief overview of the key aspects of you and the offering. As currently drafted, your fourteen page base summary is too long. Please revise accordingly to eliminate redundancies and matters that are not so material as to merit summary disclosure. For example, consider deleting the "Recent
Developments of the MLP" subsection. As another example, please delete the "Cash Distributions" and "Issuance of additional unites" discussions on page 12, which repeat previous summary disclosure. These are only examples.
7. Please revise throughout the prospectus forepart to eliminate the defined terms MLP and MQD. With particular regard to MLP, to avoid confusion, please use a more intuitive shorthand reference when referring to the public operating company. We suggest you refer to it as Inergy while referring to yourself as "our," "we," and "us" or, when necessary, as Inergy Holdings or simply Holdings.

Limited Partnership Structure and Management, page 5
8. State, if true, that your general partner and its affiliates will receive substantial fees and profits in connection with the offering.

Inergy, L.P., page 7
9. Please provide a tabular summary, if applicable, itemized by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits, including reimbursement of out-of-pocket expenses, which your general partner and its affiliates may earn or receive in connection with the offering or operation of the limited partnership.

Risk Factors, page 17
10. The amount of cash distribution from the MLP...page 18. Is it Inergy GP, LLC that has the right to maintain a 1.4% interest in Inergy, L.P. or Inergy Partners, LLC? Your chart on page 6 and your disclosure in your business section on page 59 suggest that Inergy Partners, LLC has the right to maintain the 1.4% interest.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 42
11. Please note that Item 303(a) (3) (ii) of Regulation S-K
requires,
as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition.
For
example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? In this regard, it would be appropriate to include a discussion of the prospects of Star Gas and its impact on you. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.
12.  We note you issued $15 million of promissory notes in
November
2004 to your current owners. Please explain the need for this additional funding, what the funds were used for, whether the terms of the repayment of the notes are tied to this offering, and whether
you considered alternative sources of funding. Also, please file copies of the promissory notes as exhibits.
Results of Operations, page 44
13. Where you describe two or more business reasons that
contributed
to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical.  For
example,
where you describe the various factors that contributed to the overall increase in revenues from retail sales in fiscal 2004 compared to fiscal 2003, quantification of individual impacts such as the impact of acquisitions and changes in selling prices should be provided, to the extent practical. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.
14. Where you identify intermediate causes of changes in your operating results, please also describe the reasons underlying the intermediate causes. For example, you indicate that your retail gross profit increased in fiscal 2004 compared to fiscal 2003 due, in part, to an increase in margin per gallon but you do not discuss why
there was an increase in margin per gallon.  See SEC Release No.
33-
8350.
15. Please disclose the likelihood of future issuances of units in Inergy. Refer to Question 6 of SAB Topic 5H.
16. You state that you recorded an expense of $10.0 million in
2003
and an expense of $9.6 million in 2002 associated with the
interests
of non-controlling partners.  Per the financial statements the
2002
expense was $5.936 million.  Please revise or advise.

Liquidity and Sources of Capital, page 48
17. Please tell us supplementally, and revise your filing to indicate, the company`s level of compliance with its material financial covenants.
18. Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Summary Compensation Table, page 80
19. We note that you have provided detailed disclosure of the compensation for the officers of Inergy, L.P. However, you have not consistently provided similar disclosures for your officers or for the officers of Inergy G.P., LLC. Please disclose whether the officers of your limited partnership and those of Inergy G.P., LLC will receive compensation beyond the compensation they will receive
from Inergy, L.P.   In this regard, as Laura L. Ozenberger`s
compensation is not addressed in you disclosure concerning the officers of Inergy, L.P., please include her in your disclosure of officers` compensation.

Restrictions on the Ability of our Existing Officers to Transfer
Their Interest in Us, page 92
20. Please disclose at what price you must repurchase the equity interest of the named officers. Are there agreements concerning this arrangement? If so, please file them as exhibits.

Underwriting, page 144
21. We note that you will have a directed unit program for officers, directors, employees and certain others associated with you. Please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed unit program. For example, please explain for us how you will determine the prospective recipients of reserved units, especially those you describe as "certain others" associated with you. Tell us when and how they will indicate their interest in purchasing units. Also, please tell us how and when you and underwriters will contact the directed unit investors, including the types of communications used.
When will the units and money be exchanged? When do purchasers become committed to purchase their units? How and when will the number of units offered be determined? Will the procedures for the directed units program differ from the procedures for the general offering to the public?
22. We note your disclosure concerning electronic distribution. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units and describe its procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, address:

the communication used;
the availability of the preliminary prospectus;
the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and the funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also, provide us with all information concerning your company or any prospectus that has appeared on its website. Again, if you subsequently enter into such arrangements, promptly supplement your response.
Pro Forma Financial Statements

Pro Forma Condensed Combined Balance Sheet, page F-3
23. Please supplementally provide a reconciliation of total debt per the pro forma balance sheet columns labeled "Inergy Holdings, LLC Pro
Forma" and "Inergy Holdings, L.P. As Further Adjusted" to the total debt per the capitalization table columns labeled "As Adjusted" and
"As Further Adjusted" included on page 35.
24. Pro forma adjustment (c) reflects the net proceeds of $230.5 million from the issuance of common units of the MLP. Please reconcile the $230.5 million of proceeds to Note 13, subsequent events, of the Inergy Holdings, LLC and Subsidiaries audited financial statements, which appears to indicate proceeds totaling approximately $211 million through two separate issuances.

Inergy Holdings, LLC and Subsidiaries Consolidated Financial
Statements

Consolidated Statements of Income, page F-9
25. When revenue is presented with two or more line items the related costs of products sold should be disaggregated in a similar manner.
Refer to Rule 5-03 of Regulation S-X.  Please revise or advise.
26. Please tell us why you do not disclose earnings per unit, or revise your filing accordingly. This comment is also directed towards the Star Gas Propane L.P. financial statements. Refer to SAB
Topic 4F and SFAS 128 for guidance.

Note 1.  Accounting Policies, page F-13
27. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include within operating and administrative expenses. In doing so, please disclose specifically whether you include all costs of your distribution network in cost of sales. If you currently exclude a significant portion of distribution costs from cost of products sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of products sold and others exclude a portion of them from gross margin, including them instead in operating expense line items. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Note 9. Long-Term Incentive Plan, page F-27
28. Please revise the Company sponsored employee option plan disclosure to provide the disclosures required by paragraphs 46-48 of
SFAS 123 or tell us why no such disclosure is necessary. If you have omitted certain stock compensation disclosures due to the exchange transaction disclosed in Note 13, please advise. Also, please help us understand why you applied the minimum value method for the employee option plan. Refer to paragraph 19 of SFAS 123 for guidance.

Note 12. Segments, page F-30
29. Based on your disclosure, we understand that you sell several
types of products and services.   Please revise and provide the
revenue disclosures by product and service group required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:
o Propane sales
o Sale of propane-related appliances
o Service work for propane-related equipment
o Price risk management services
      If you believe that other product categories are more appropriate, please advise.

Star Gas Propane, L.P. and Subsidiary Financial Statements

Independent Auditors` Report, page F-37
30. Please have your auditors revise the audit report to reflect that the audit was conducted in accordance with the standards of the PCAOB. See SEC Release 34-49707 issued May 14, 2004 and PCAOB
Auditing Standard No. 1.

Item17. Undertakings, II-4
31. The following additional undertakings should be included:

"The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the
General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed."

"The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership."

Signatures, II-5
32. The registration statement is required to be signed by a majority of your directors. Please ensure that a majority of the directors or equivalent of your general partner sign your next amendment.

	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Adam Phippen, Accountant at (202) 824-5549 or in
his absence, George Ohsiek, Accounting Branch Chief at (202) 942-
2905
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Scott Anderegg, Attorney at
(202) 942-2868, David Mittelman, Legal Branch Chief at (202) 942-
1921
or me at (202) 942-1900 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:	David P. Oelman
	Vinson & Elkins, LLP
	VIA FAX


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Mr. John J. Sherman
Inergy Holdings, LLC
Page 1